SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              Schedule 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                            HON INDUSTRIES Inc.
                             (Name of Issuer)

                               Common Stock
                       (Title of Class of Securities)

                                438092 10 8
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on the following page(s))

                       Page 1 of 4 Pages

CUSIP No.    438092 10 8		    13G          Page 2 of 4 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stanley M. Howe              SSAN:  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*
                                             (a) __
                                             (b) __

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.



NUMBER
OF        5     SOLE VOTING POWER
SHARES           1,106,874
BENEFI-            401,307 (spouse)
CIALLY
OWNED BY  6     SHARED VOTING POWER
EACH               291,960
REPORT-
ING
PERSON    7     SOLE DISPOSITIVE POWER
WITH             1,106,874
                   401,307 (spouse)

          8     SHARED DISPOSITIVE POWER
                   291,960
                    33,078.5214 (Profit-Sharing Retirement)
                       771.25   (HON Members Company Ownership
                                 Plan (ESOP))

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
             1,833,990.77

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              5.95 Percent

12   TYPE OF REPORTING PERSON*
              IN


*SEE INSTRUCTION BEFORE FILLING OUT

SCHEDULE 13G                                  Page 3 of 4 Pages



Item 1(a).  Name of Issuer:         HON INDUSTRIES Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                    414 East Third Street
                    Muscatine, Iowa 52761

Item 2(a).  Name of Person Filing:  Stanley M. Howe

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:
                    414 East Third Street
                    Muscatine, Iowa 52761

Item 2(c).  Citizenship:      U.S.A.

Item 2(d).  Title of Class of Securities:     Common Stock

Item 2(e).  CUSIP Number:     438092 10 8

Item 3.  Rule 13d-1(b) Entity:     Not Applicable.

Item 4.  Ownership as of December 31, 1997:

(a)  Amount Beneficially Owned:             1,833,990.77

(b)  Percent of Class:                       5.95 Percent

(c)  Number of shares as to which such
     person has:

     (i)  sole power to vote or to
          direct the vote.                  1,106,874
                                              401,307 (spouse)

     (ii) shared power to vote or to
          direct the vote.                    291,960

     (iii)sole power to dispose or to
          direct the disposition of.        1,106,874
                                              401,307 (spouse)

     (iv) shared power to dispose or
          to direct the disposition
          of.                                 291,960
                                               33,078.5214(PSRP)
                                                  771.25 (ESOP)

SCHEDULE 13G                                   Page 4 of 4 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the
         Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         Not Applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 12, 1998.



/s/ Stanley M. Howe
Stanley M. Howe